Fueled, Inc. (the “Company”) a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Unaudited

Balance Sheet

Fueled, Inc.
As of December 31, 2021

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Brex Cash (Old)	17,369.19
Total Cash and Cash Equivalents	**17,369.19**
Total Current Assets	**17,369.19**
Long Term Assets	
Domain	2,415.20
Less: Accumulated Amortization - Domain	(49.98)
Logo and Branding	40,054.80
Total Long Term Assets	**42,420.02**
Total Assets	**59,789.21**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Interest Payable	93.29
Total Current Liabilities	**93.29**
Long Term Liabilities	
Due to Shareholder - Sean Larkin	5,209.92
Loan - Sean Larkin	5,000.00
Loan - Tony Severo	5,000.00
Total Long Term Liabilities	**15,209.92**
Total Liabilities	**15,303.21**
Equity	
Additional Paid-in Capital - Common Stock	55,749.36
Additional Paid-in Capital - Restricted Stock	49,232.82
Common Stock	47.82
Current Year Earnings	(55,534.06)
Retained Earnings	0.06
Stock Subscription Receivable	(5,010.00)
Total Equity	**44,486.00**
Total Liabilities and Equity	**59,789.21**

Balance Sheet

Fueled, Inc.
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
Brex Cash (2623)	72,441.26
Brex Credit Cards	71.17
Total Cash and Cash Equivalents	**72,512.43**
Total Current Assets	**72,512.43**
Long Term Assets	
Domain	2,415.20
Less: Accumulated Amortization - Domain	(172.02)
Logo and Branding	40,054.80
Total Long Term Assets	**42,297.98**
Total Assets	**114,810.41**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Interest Payable	1,504.22
Total Current Liabilities	**1,504.22**
Long Term Liabilities	
Loan - Edward Svirsky	30,000.00
Loan - Sean Larkin	30,000.00
Loan - Tony Severo	143.01
Notes Payable - Tony Severo	15,316.88
Total Long Term Liabilities	**75,459.89**
Total Liabilities	**76,964.11**
Equity	
Additional Paid-in Capital - Common Stock	80,891.22
Additional Paid-in Capital - Restricted Stock	24,069.34
Additional Paid-in Capital - Stock Options	3,302.45
Common Stock	69.44
Current Year Earnings	(199,635.27)
Retained Earnings	(55,534.00)
SAFE	200,000.00

	DEC 31, 2022
Treasury Stock	(15,316.88)
Total Equity	**37,846.30**
Total Liabilities and Equity	**114,810.41**

Income Statement (Profit and Loss)

Fueled, Inc.
For the year ended December 31, 2021

	2021
Income	
Recurring Revenue	21,687.94
Total Income	**21,687.94**
Gross Profit	**21,687.94**
Operating Expenses	
Amortization	49.98
Business License & Fees	264.00
Contractors	67,360.33
Dues & Subscriptions	309.94
Interest Expense	93.29
Legal & Accounting	7,310.50
Software & Software Subscription	1,833.96
Total Operating Expenses	**77,222.00**
Operating Income	**(55,534.06)**
Net Income	**(55,534.06)**

Income Statement (Profit and Loss)

Fueled, Inc.
For the year ended December 31, 2022

	2022
Income	
Non-Recurring Revenue	890.67
Recurring Revenue	56,302.57
Total Income	**57,193.24**
Cost of Goods Sold	
Cost of Goods Sold	1,773.06
Total Cost of Goods Sold	**1,773.06**
Gross Profit	**55,420.18**
Operating Expenses	
Amortization	122.04
Business License & Fees	50.00
Contractors	133,761.12
Dues & Subscriptions	840.00
General Expense	49.00
Interest Expense	1,553.94
Legal & Accounting	15,515.00
Meals & Entertainment	97.00
Merchant Account Fees	291.31
Payroll and Compliance Processing	285.00
Professional Fees	30,144.00
Program Fees	50,000.00
Sales, Marketing, & Advertising	1,117.87
Software & Software Subscription	20,813.24
Stock-based Compensation Expense	3,302.45
Taxes and Licenses	450.00
Travel	291.75
Total Operating Expenses	**258,683.72**
Operating Income	**(203,263.54)**
Other Income / (Expense)	
Other Income	3,628.27
Total Other Income / (Expense)	**3,628.27**
Net Income	**(199,635.27)**

Statement of Cash Flows

Fueled, Inc.
For the year ended December 31, 2021

	2021
Operating Activities	
Receipts from customers	21,687.94
Payments to suppliers and employees	(77,078.73)
Net Cash Flows from Operating Activities	**(55,390.79)**
Investing Activities	
Other cash items from investing activities	(42,470.00)
Net Cash Flows from Investing Activities	**(42,470.00)**
Financing Activities	
Other cash items from financing activities	115,229.98
Net Cash Flows from Financing Activities	**115,229.98**
Net Cash Flows	**17,369.19**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Net cash flows	17,369.19
Cash and cash equivalents at end of period	17,369.19
Net change in cash for period	**17,369.19**

Statement of Cash Flows

Fueled, Inc.
For the year ended December 31, 2022

	2022
Operating Activities	
Receipts from customers	57,193.24
Payments to suppliers and employees	(205,542.08)
Cash receipts from other operating activities	3,628.27
Net Cash Flows from Operating Activities	**(144,720.57)**
Investing Activities	
Other cash items from investing activities	(49,936.27)
Net Cash Flows from Investing Activities	**(49,936.27)**
Financing Activities	
Other cash items from financing activities	249,728.91
Net Cash Flows from Financing Activities	**249,728.91**
Net Cash Flows	**55,072.07**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	17,369.19
Net cash flows	55,072.07
Cash and cash equivalents at end of period	72,441.26
Net change in cash for period	**55,072.07**

Statement of Owners' Equity

Fueled, Inc.

For the year ended December 31, 2021

	2021
Equity	
Opening Balance	-
Additional Paid-in Capital - Common Stock	55,749.36
Additional Paid-in Capital - Restricted Stock	49,232.82
Common Stock	47.82
Current Year Earnings	(55,534.06)
Retained Earnings	0.06
Stock Subscription Receivable	(5,010.00)
Total Equity	**44,486.00**

Statement of Owners' Equity

Fueled, Inc.

For the year ended December 31, 2022

	2022	2021
Equity		
Opening Balance	44,486.00	-
Additional Paid-in Capital - Common Stock	25,141.86	55,749.36
Additional Paid-in Capital - Restricted Stock	(25,163.48)	49,232.82
Additional Paid-in Capital - Stock Options	3,302.45	-
Common Stock	21.62	47.82
Current Year Earnings	(199,635.27)	(55,534.06)
Retained Earnings	-	0.06
SAFE	200,000.00	-
Stock Subscription Receivable	5,010.00	(5,010.00)
Treasury Stock	(15,316.88)	-
Total Equity	**37,846.30**	**44,486.00**

Fueled, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Fueled, Inc. (the “Company”) is a corporation organized in July 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.